

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

October 15, 2015

Via E-mail
J. Michael Lawrie
President and Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

Re: **Computer Sciences Corporation**
        Form 10-K for the Fiscal Year Ended April 3, 2015
        Filed June 8, 2015
        File No. 1-04850

Dear Mr. Lawrie:

        We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

General

1.   You state on your website that you delivered information technology to Combined Group Contracting Company, which has a presence in Syria. Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Syria. Please describe to us the nature and extent of your past, current or anticipated contacts with Syria, if any, whether through direct or indirect arrangements. You should describe any goods or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance